CERTIFICATION

In connection with the annual report of Twin Mining Corporation (the “Company”) on Form 20-F for the fiscal year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Hermann Derbuch, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Hermann Derbuch

Hermann Derbuch

Chief Executive Officer

March 31, 2003

CERTIFICATION

In connection with the annual report of Twin Mining Corporation (the “Company”) on Form 20-F for the fiscal year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Domenico Bertucci, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Domenico Bertucci

Domenico Bertucci

Chief Financial Officer

March 31, 2003